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www.bdo.com

August 15, 2017

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on August 11, 2017, to be filed by our former client, CalAmp Corp. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

cc:	Larry Wolfe, Audit Committee Chairman, CalAmp Corp.
Kurt Binder, Executive Vice President and Chief Financial Officer, CalAmp Corp.

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.